[MITTAL NEWS RELEASE LOGO]


For immediate release

                MITTAL STEEL COMPANY N.V. REPORTS SECOND QUARTER
                           AND HALF YEAR RESULTS 2005

Rotterdam, August 10 2005 - Mittal Steel Company N.V. ("Mittal Steel" or "the Company"), the world's largest and most global steel company, today announced results for the second quarter and six months ended June 30, 2005.

Highlights:

o   Solid results given current market conditions

(US Dollars in millions except per share data and shipments)

                          2Q 2005    1Q 2005    2Q 2004    1H 2005    1H 2004
Shipments (000'ST)         12,181     10,379     10,843     22,560     20,949
Revenues                    7,604      6,424      5,588     14,028      9,728
Operating income            1,391      1,719      1,690      3,110      2,489
Net income                  1,090      1,147      1,276      2,237      1,815
Earning Per Share ($)        1.57       1.78       1.98       3.35       2.81

The results of the second quarter include those of International Steel Group ("ISG") which merged with Mittal Steel from April 15, 2005, and excludes the first 15 days of ISG second quarter results.

o   Further strengthening of global position

The merger of International Steel Group ("ISG") with Mittal Steel was completed on April 15, 2005. This is Mittal Steel's first earnings release consolidating the results of ISG from the acquisition date of April 15, 2005. The acquisition of ISG was accounted for using the purchase method of accounting, as required under US GAAP.

Commenting, Mr Lakshmi N. Mittal, Chairman and CEO, Mittal Steel Company, said:

"The industry has been experiencing an inventory de-stocking in Europe and the US, as a result of which demand and prices have softened. The industry response to this has been positive, with various producers cutting production including Mittal Steel. Against this backdrop, we have maintained net income at US$1.1 billion. Looking ahead to the third quarter, we are expecting conditions to remain difficult but key economic indicators are showing an encouraging signal for real steel demand prospects and prices are expected to improve in the short-term. We believe that the basic fundamentals for the steel industry remain positive and that Mittal Steel is well positioned to further build on its unique global position."




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


                  SECOND QUARTER 2005 EARNINGS CONFERENCE CALL


Lakshmi N. Mittal, Chairman and Chief Executive Officer, and Aditya Mittal, President and Chief Financial Officer, will host a conference call for members of the investment community to discuss the company's financial results and general business operations at 9:30 AM New York Time / 2:30 PM London time on Wednesday, August 10, 2005. The conference call will include a brief question and answer session with senior management. The conference call information is as follows:

                        Date: Wednesday, August 10, 2005
                Time: 9:30 AM New York Time / 2:30 PM London Time
              Dial-In Number from within the U.S.: +1-877-780-2271
              Dial-In Number from outside the U.S.:+1-973-582-2737

For individuals unable to participate in the conference call, a telephone replay will be available from 1:00 PM New York Time / 6:00 PM London Time on August 10, 2005 until midnight / 5:00 AM London Time on August 24, 2005 at:

               Replay Number from within the U.S.: +1-877-519-4471
              Replay Number from outside the U.S.: +1-973-341-3080
                                Passcode: 6329996

A webcast of the conference call can also be accessed via www.mittalsteel.com and will be available for one week. RealPlayer or Windows Media Player will be required in order to access the webcast.





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


                MITTAL STEEL COMPANY N.V. REPORTS SECOND QUARTER
                                  RESULTS 2005

Mittal Steel Company N.V. (NYSE: MT; AEX: MT), net income for the quarter ended June 30, 2005 was $1.1 billion or $1.57 per share, as compared with net income of $1.1 billion or $1.78 per share for the quarter ended March 31, 2005 and $1.3 billion or $1.98 per share for the quarter ended June 30, 2004.

Consolidated sales and operating income for the quarter ended June 30, 2005 were $7.6 billion and $1.4 billion, respectively, as compared with $6.4 billion and $1.7 billion, respectively, for the quarter ended March 31, 2005 and compared with $5.6 billion and $1.7 billion, respectively, for the quarter ended June 30, 2004.

Total steel shipments for the quarter ended June 30, 2005 were 12.2 million tons as compared with 10.4 million tons for the quarter ended March 31, 2005 and 10.8 million tons in the quarter ended June 30, 2004.

Inter company transactions have been eliminated in financial consolidation.

Analysis of operations

Mittal Steel's consolidated financial statements for the quarter ended June 30, 2005 include ISG, the results of which were included from April 15, 2005. As a result, the comparison of past periods may not be entirely appropriate.

Average price realization in the quarter ended June 30, 2005 marginally increased by 1% as compared with the quarter ended March 31, 2005 (4% lower excluding ISG). Average price realization in the quarter ended June 30, 2005 improved by 19% as compared with the quarter ended June 30, 2004, primarily due to higher base selling prices, following a steep increase in the cost of inputs (14% higher excluding ISG).

Steel shipments were higher by 17% in the quarter ended June 30, 2005 as compared with the quarter ended March 31, 2005 (10% lower excluding ISG). Steel shipments for quarter ended June 30, 2005 were 12% higher as compared with the quarter ended June 30, 2004, primarily due to inclusion of ISG (14% lower excluding ISG).

Due to the increases in the cost of key inputs, such as iron ore, electricity, natural gas, and the reduction of production due to the market environment, cost of goods sold per ton during the quarter ended June 30, 2005 was higher by 14% as compared with the quarter ended March 31, 2005 (4% higher excluding ISG) and higher by 40% as compared with the quarter ended June 30, 2004 (28% higher excluding ISG). The Company voluntarily cut production in some of its subsidiaries, to address an inventory de-stocking situation in the market place.

Cost of sales during the quarter ended June 30, 2005 include the cash receipt of $75 million relating to an insurance claim, following the fire at Mittal Steel Temirtau (formerly known as Ispat Karmet) on February 17, 2005.

Selling, general and administrative expenses in the quarter ended June 30, 2005 increased by 8% as compared with the quarter ended March 31, 2005 and increased by 52% as compared with the quarter ended June 30, 2004 largely due to higher levels of sales activity, as well as the inclusion of ISG.

Operating income for the quarter ended June 30, 2005 was $1.4 billion as compared with $1.7 billion for both the quarter ended March 31, 2005 and quarter ended June 30, 2004, for reasons described above.

Other income for the quarter ended June 30, 2005 was $35 million which includes $14 million in respect of a gain on a sale of a property at our Mexican operations, partly offset by $7 million minority interest, and $24 million relating to dividend from our 8.6% investment in Erdemir, which was made during December 2002 and March 2003 dates.

Net interest expenses at Mittal Steel for the quarter ended June 30, 2005 increased to $55 million as compared with $33 million for the quarter ended March 31, 2005 and $47 million for the quarter ended


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

June 30, 2004 primarily due to the increased borrowing for acquisition of ISG and assumption of debt at ISG.

Mittal Steel's income tax expense for the quarter ended June 30, 2005 amounted to $165 million as compared with $397 million for the quarter ended March 31, 2005. The effective tax rate for the quarter ended June 30, 2005 was 12% as compared with 23% for the quarter ended March 31, 2005 primarily due to a tax credit in our Mexican operation, amounting to $136 million, as well as a one-time tax credit of $20 million in our US operations, due to a change in the Ohio tax regulations. Mittal Steel's income tax expense for quarter ended June 30, 2004 amounted to $257 million.

Net income for the quarter ended June 30, 2005 remained flat as compared with the quarter ended March 31, 2005 at $1.1 billion and lower as compared with quarter ended June 30, 2004 at $1.3 billion owing to the reasons as discussed above.

Americas

Total steel shipments in the Americas region were 5.4 million tons in the quarter ended June 30, 2005, as compared with 3.0 million tons for the quarters ended March 31, 2005 and June 30, 2004. Excluding ISG, shipments were lower, primarily due to the de-stocking taking place.

Sales were higher at $3.5 billion in the quarter ended June 30, 2005, as against $1.9 billion for the quarter ended March 31, 2005 and $1.6 billion for quarter ended June 30, 2004 due to the inclusion of ISG.

Operating income was $447 million for the quarter ended June 30, 2005 as compared with $568 million for the quarter ended March 31, 2005 and compared with $370 million for quarter ended June 30, 2004. Excluding ISG, operating income was lower due to higher cost of inputs as well as reduced levels of activities due to the market environment.

Europe

The European region achieved total steel shipments of 4.0 million tons in the quarter ended June 30, 2005, as compared with 4.6 million tons for the quarter ended March 31, 2005 and 4.8 million tons for the quarter ended June 30, 2004. Shipments were lower primarily due to the aforementioned de-stocking taking place.

Sales were lower at $2.6 billion in the quarter ended June 30, 2005, as compared with $3.0 billion for the quarter ended March 31, 2005, and $2.6 billon for the quarter ended June 30, 2004.

Operating income was $263 million for the quarter ended June 30, 2005 as compared with $492 million for the quarter ended March 31, 2005, and compared with $668 million for the quarter ended June 30, 2004. Lower operating income was due to higher cost of inputs as well as reduced levels of production, caused by the market environment.

Asia & Africa

Total steel shipments of our Asia & Africa region (formerly known as Rest of World) were 2.7 million tons for the quarter ended June 30, 2005 as compared with 2.8 million tons for the quarter ended March 31, 2005, and 3.0 million tons for the quarter ended June 30, 2004. Shipments for the first and second quarters 2005 were affected primarily due to a fire at Kazakhstan subsidiary.

Sales were marginally higher at $2.1 billion in the quarter ended June 30, 2005, as compared with $2.0 billion for the quarter ended March 31, 2005, and $1.8 billion for the quarter ended June 30, 2004 due to higher selling prices.

Operating income was higher at $678 million for the quarter ended June 30, 2005 compared with $632 million for the quarter ended March 31, 2005, and higher as compared with $600 million for the quarter ended June 30, 2004.

Liquidity

The Company's liquidity remains strong. As at June 30, 2005, the Company's cash and cash equivalents including restricted cash were $2.7 billion ($2.7 billion at March 31, 2005 and $1.5 billion at June 30,


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

2004). In addition, the Company's operating subsidiaries had available borrowing capacity of $2.2 billion as at June 30, 2005.(1)

Net debt (which is total debt including loan from shareholder and dividend payable less cash and cash equivalents and restricted cash) at the end of June 30, 2005 was $2.0 billion ($520 million at March 31, 2005). During the quarter, ISG purchase consideration of $2.1 billion was paid to ISG shareholders. In addition, $144 million was paid out for the cancellation of ISG stock options and net debt of $96 million at ISG was assumed. On a pro forma basis, including ISG stock options, the net debt decreased by $1,008 million in the quarter ended June 30, 2005.

Inventories, receivables and prepaid expenses and other current assets were higher during the quarter, offset by increases in trade payables, accrued expenses and other liabilities net of effects of acquisitions, mainly due to reduced purchases, payment of options resulting from the merger and severance related costs at ISG.

Capital expenditures during the quarter ended June 30, 2005 were $255 million as compared with $205 million for the quarter ended March 31, 2005 and $199 million for the quarter ended June 30, 2004.

Depreciation during the quarter ended June 30, 2005 was $192 million as compared with $163 million for the quarter ended March 31, 2005 and $133 million for the quarter ended June 30, 2004.

On June 20, 2005 the Board of Directors of Mittal Steel Company declared a dividend of US$0.10 per share, as per the dividend policy recently announced. The cash dividend was paid on July 7, 2005 to stockholders of record on June 30, 2005.

Outlook for third quarter 2005.

For the third quarter, production and shipments are expected to be slightly lower, selling prices are expected to be significantly lower and cost of sales slightly lower. Overall, we expect operating income to be lower by $50-$60 per ton as compared to second quarter. The tax rate should return to its normal level of around 25%.


(1) Corresponding exercisable/available limits are lower, which are based on the level of inventory/receivable. Includes new unused portion of unsecured revolving credit facility.

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

Statements in this press release that are not historical facts, including statements regarding expectations concerning market growth and development, expectations and targets for Mittal Steel's results of operations and expectations regarding cost savings from recently acquired companies and statements preceded by "believe," "expect," "anticipate," "target" or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those implied by such forward-looking statements on account of known and unknown risks and uncertainties, including, without limitation: (1) changes in general economic, political and social conditions; (2) adverse regulatory changes; (3) fluctuations in currency exchange rates; (4) cyclicality of the steel industry; (5) increased competition; (6) availability and cost of raw materials, energy and transportation; (7) Mittal Steel's ability to realize expected cost savings from recently acquired companies within the expected time frame; (8) Mittal Steel's ability to integrate recently acquired companies; (9) labor disputes; and (10) the risks contained in Mittal Steel's Form 20-F and other filings with the Securities and Exchange Commission. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. This press release also contains pro forma data (adjusted to give effect to the merger of Mittal Steel and ISG) for informational purposes only and does not purport to represent what Mittal Steel's results of operations or financial condition would have actually been had the merger with ISG been completed at the beginning of the period or to project Mittal Steel's results of operations or financial position for any future period. This press release also contains pro forma data (adjusted to give effect to the merger of Mittal Steel and ISG) for informational purposes only and does not purport to represent what Mittal Steel's results of operations or financial condition would have actually been had the merger with ISG been completed at the beginning of the period or to project Mittal Steel's results of operations or financial position for any future period.


For further information, visit our web site: www.mittalsteel.com, or call:

Mittal Steel Company N.V.           Mittal Steel Company N.V.
Julien Onillon,                     Thomas A. McCue, Director
Director, Investor Relations        Director, North American Investor Relations
 +44 (0)20 7543 1136                (and Treasurer Mittal Steel USA)
                                    +1 219 399 5166

Mittal Steel Company N.V.
Nicola Davidson
General Manager, Communications
+44 (0)20 7543 1162




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


      MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. CONSOLIDATED BALANCE SHEETS

                                                                               As of
                                                              June 30,       March 31,    December 31,
In millions of U.S. Dollars                                     2005           2005           2004
                                                            (Unaudited)     (Unaudited)    (Audited)
ASSETS
Current Assets
   Cash and cash equivalents                                  $  2,049      $  2,171      $  2,495
   Restricted cash                                                 681           560           138
   Short-term investments                                            8             1             1
   Trade accounts receivable - net                               2,434         2,085         2,006
   Inventories                                                   5,979         4,209         4,013
   Prepaid expenses and other current assets                       950           738           666
   Deferred tax assets                                             222           246           306
                                                              --------      --------      --------
   Total Current Assets                                         12,323        10,010         9,625
                                                              ========      ========      ========

Property, plant and equipment - net                             10,904         7,277         7,562
Investments in affiliates and joint ventures                       710           682           667
Deferred tax assets                                                730           789           855
Intangible pension assets                                          102           104           106
Other assets                                                       507           311           338
                                                              --------      --------      --------
Total Assets                                                  $ 25,276      $ 19,173      $ 19,153
                                                              ========      ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Payable to banks and current portion of long-term debt     $    511      $    369      $    341
   Trade accounts payable                                        1,991         1,743         1,899
   Dividend payable                                                 70         1,375         1,650
   Accrued expenses and other current liabilities                3,037         2,250         2,307
   Deferred tax liabilities                                        168            32            33
                                                              --------      --------      --------
   Total Current Liabilities                                     5,777         5,769         6,230
                                                              --------      --------      --------

Long-term debt                                                   4,213         1,508         1,639
Deferred tax liabilities                                           909           928           955
Deferred employee benefits                                       2,039         1,936         1,931
Other long-term obligations                                      1,392           728           809
                                                              --------      --------      --------
Total Liabilities                                               14,330        10,869        11,564
                                                              --------      --------      --------

Minority Interest                                                1,756         1,719         1,743
Shareholders' Equity
   Common shares                                                    60            59            59
   Treasury stock                                                 (113)         (117)         (123)
   Additional paid-in capital                                    2,481           548           552
   Retained earnings                                             6,904         5,886         4,739
   Accumulated comprehensive income                               (142)          209           619
                                                              --------      --------      --------
Total Shareholders' Equity                                       9,190         6,585         5,846
                                                              --------      --------      --------
Total Liabilities and Shareholders' Equity                    $ 25,276      $ 19,173      $ 19,153
                                                              ========      ========      ========




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


      MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION


                                                                                Quarter Ended                  Six Months Ended

In millions of U.S. Dollars, except shares, per                 June 30,       March 31,      June 30,       June 30,     June 30,
share and other data                                              2005           2005           2004           2005         2004

                                                               (Unaudited)    (Unaudited)   (Unaudited)     (Unaudited)  (Unaudited)
STATEMENT OF INCOME DATA
Sales                                                           $  7,604       $  6,424       $  5,588       $ 14,028     $  9,728
Costs and expenses:
   Cost of sales (exclusive of depreciation shown separately)      5,748          4,289          3,585         10,037        6,650
   Depreciation                                                      192            163            133            355          261
   Selling, general and administrative expenses                      273            253            180            526          328
                                                              ----------------------------------------------------------------------
                                                                   6,213          4,705          3,898         10,918        7,239
Operating income                                                   1,391          1,719          1,690          3,110        2,489
Operating margin                                                      18%            27%            30%            22%         26%
Other income (expense) - net                                          35              5             (9)            40           18
Income from equity method investments                                 32             15             30             47           41
Financing costs:
   Interest (expense)                                                (88)           (58)           (63)          (146)        (118)
   Interest income                                                    33             25             16             58           23
   Net gain from foreign exchange                                      4             13             11             17           --
                                                              ----------------------------------------------------------------------
                                                                     (51)           (20)           (36)           (71)         (95)
Income before taxes and minority interest                          1,407          1,719          1,675          3,126        2,453
Income tax expense:
   Current                                                           161            290            197            451          245
   Deferred                                                            4            107             60            111          173
                                                              ----------------------------------------------------------------------
                                                                     165            397            257            562          418
                                                              ----------------------------------------------------------------------
Income before minority interest                                    1,242          1,322          1,418          2,564        2,035
Minority interest                                                   (152)          (175)          (142)          (327)        (220)
                                                              ----------------------------------------------------------------------
Net income                                                      $  1,090       $  1,147       $  1,276       $  2,237     $  1,815
                                                              ======================================================================
Basic and diluted earnings per common share                     $   1.57       $   1.78       $   1.98       $   3.35     $   2.81
Weighted average common shares outstanding (in millions)             695            643            643            669          645

OTHER DATA
Total shipments of steel products including                       12,181         10,379         10,843         22,560       20,949
inter-company shipments (thousands of tons)



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



        MITTAL STEEL COMPANY N.V. CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Quarter Ended                  Six Months Ended,

In millions of U.S. Dollars                                            June 30,    March 31,    June 30,      June 30,    June 30,
                                                                         2005        2005         2004          2005        2004
                                                                     (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)
Operating activities:
Net income                                                             $ 1,090      $ 1,147      $ 1,276      $ 2,237      $ 1,815
Adjustments required to reconcile net income to
net cash provided by operations:
   Depreciation                                                            192          163          133          355          261
   Net accretion of purchased intangibles                                  (42)          --           --          (42)          --
   Deferred employee benefit costs                                        (150)           4           (9)        (146)         (15)
   Net foreign exchange loss (gain)                                         (7)          (5)        (103)         (12)        (100)
   Deferred income tax                                                     (17)         107           58           90          171
   Undistributed earning from Joint Ventures                               (14)         (10)         (39)         (24)         (75)
   Loss (gain) on sale or write-off of property                            (15)          --           --          (15)          --
     plant & equipment
   Minority interest                                                       152          175          142          327          220
   Other                                                                   (22)          12          103          (10)          97
Changes in operating assets and liabilities, net of
effects from acquisitions:
   Trade accounts receivable                                               448         (174)        (287)         274         (600)
   Short-term investments                                                   (8)          --           (1)          (8)          (1)
   Inventories                                                             210         (315)        (386)        (105)        (437)
   Prepaid expenses and other assets                                      (141)         (87)        (117)        (228)        (197)
   Trade accounts payable                                                 (542)         (79)          39         (621)          59
   Accrued expenses and other liabilities                                 (151)          27          211         (124)         259
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                  983          965        1,020        1,948        1,457
------------------------------------------------------------------------------------------------------------------------------------
Investing activities:
   Purchase of property, plant and equipment                              (255)        (205)        (199)        (460)        (299)
   Proceeds from sale of assets and investments                             37           (8)           2           29           21
     including affiliates and joint ventures
   Acquisition of net assets of subsidiaries, net of cash acquired      (1,306)          --          (73)      (1,306)         (15)
   Investment in affiliates and joint ventures                              22           --            8           22           16
   Restricted cash                                                         (97)        (445)         185         (542)           8
   Other                                                                    (1)                        5           (1)           5
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                   (1,600)        (658)         (72)      (2,258)        (264)
------------------------------------------------------------------------------------------------------------------------------------
Financing activities:
   Proceeds from payable to banks                                          824          520          656        1,344        1,585
   Proceeds from long-term debt                                          3,080           19           42        3,099          952
   Debt issuance cost                                                      (10)          --           --          (10)          --
   Proceeds from long-term debt from an affiliate                           --           --           --           --           46
   Payments of payable to banks                                           (707)        (508)        (736)      (1,215)      (1,786)
   Payments of long-term debt                                           (1,208)        (116)        (293)      (1,324)      (1,064)
   Payment of long-term debt to an affiliate                                --           --           (3)          --           (3)
   Purchase of treasury stock                                               --           --          (24)          --          (54)
   Sale of treasury stock                                                    4            2            2            6            2
   Dividends paid                                                       (1,375)        (426)        (150)      (1,801)        (261)

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

                                                                                Quarter Ended                  Six Months Ended,

In millions of U.S. Dollars                                            June 30,    March 31,    June 30,      June 30,    June 30,
                                                                         2005        2005         2004          2005        2004
                                                                     (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)
   Others                                                                  (18)        --              1          (18)           1
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                        590         (509)        (505)          81         (582)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                       (27)        (202)         443         (229)         611
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                    (95)        (122)          18         (217)          28
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalent:
   At the beginning of the period                                        2,171        2,495          938        2,495          760
   At the end of the period                                            $ 2,049      $ 2,171      $ 1,399      $ 2,049      $ 1,399
                                                                 ===================================================================





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